Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months ended:			For the nine months ended
	March 31,	June 30,	September 30,	September 30,
	2000	2000	2000	2000

Basic weighted average shares outstanding	12,265,489	10,568,189	10,292,839	11,042,172

Stock options

Options at $5.44	1,091			364

Options at $5.38	2,820			940

Options at $5.00	10,555			3,518

Options at $4.75	1,352			451

Options at $4.50	19,500			6,500

Options at $4.38	21,801			7,267

Options at $2.67	1,961	1,431	1,037	1,476

Diluted weighted average shares outstanding	12,324,569	10,569,620	10,293,876	11,062,688

Net income ($000’s)	$1,597	$1,791	$1,879	$5,267

Net income per share:

Basic income per share	$0.13	$0.17	$0.18	$0.48

Diluted income per share	$0.13	$0.17	$0.18	$0.48

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